Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

October 31, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn: Stephen Krikorian and Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc.
Form 10-Q filed on May 20, 2008
Form 10-Q/A filed on March 10, 2008
Form 8-K/A filed on March 10, 2008
File No. 000-50918

Dear Messrs. Krikorian and Yioungwood:

In connection with our responses to the SEC comment letter dated August 15, 2008, the Company acknowledges the following regarding our above-captioned reports:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer

Exhibit 1

AIRBEEWIRELESS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2008

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Unearned	Accumulated	Deferred	Treasury	Stock Subscription	Prepaid
Description	Shares	Amount	Capital	Income	Compensation	Deficit	Financing	Stock	Receivable	Consulting	Total
Balance, December 31, 2007	116,253,248	$4,650	$15,625,500	$63,938	$(6,660)	$(17,159,157)	$(4,216,751)	$(297,539)	$-	$(83,333)	$(6,069,352)
Issuance of common stock for cash	-	-	-								-
Shares issued for services	-	-	-								-
Shares issued for professional fees -
financing	1,374,828	55	66,645								66,700
Mercatus Deferred Financing	(33,334,000)	(1,333)	$(7,665,487)				7,666,820				-
Debt discount on Mercatus Deferred
Financing			3,450,069				(3,450,069)				-
Repayment of Golden Gate Debenture,
Liquidated Damages & accrued interest			312,394								312,394
Conversion of Shareholder Notes
Payable to stock	10,494,596	420	323,802								324,222
Shares issued to replace founder's
pledged shares sold by Montgomery	10,000,000	400	(400)								-
Stock issued on partial conversion of
Montgomery convertible debenture	5,210,938	208	66,492								66,700
Fair value of Notes Payable conversion
feature			(3,836)								(3,836)
Amortization of unearned
compensation					555						555
Options issued under FASB 123R											-
FASB 123R options forfeited											-
Reclassification of outstanding
warrants to liability due to potential
shortage of authorized shares											-
Comprehensive income				39,267							39,267
Prepaid consulting less amortization of
financing fees										83,333	83,333
Net loss for the quarter						(1,112,761)					(1,112,761)
Balance, March 31, 2008	109,999,610	4,400	12,175,179	103,205	(6,105)	(18,271,918)	-	(297,539)	-	-	(6,292,778)

Exhibit 2

AIRBEEWIRELESS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2008

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Unearned	Accumulated	Deferred	Treasury	Stock Subscription	Prepaid
Description	Shares	Amount	Capital	Income	Compensation	Deficit	Financing	Stock	Receivable	Consulting	Total
Shares issued for services	-	-	-								-
Shares issued for professional fees -
financing	8,307,572	102	104,102								104,204
Shares issued for anti-dilution	5,750,000	230	(230)								-
Shares issued for interest on
convertible debentures	3,791,540	151	76,487								76,638

Penalty shares issued upon N/P default	1,000,000	40	22,960								23,000
Mercatus Deferred Financing	(33,334,000)	(1,333)	$(7,665,487)				7,666,820				-
Debt discount on Mercatus Deferred
Financing			3,450,069				(3,450,069)				-

Repayment of Golden Gate Debenture,
Liquidated Damages & accrued interest			312,394								312,394
Conversion of Shareholder Notes
Payable to stock	12,209,961	489	366,039								366,528
Shares issued to replace founder's
pledged shares sold by Montgomery	10,000,000	400	(400)								-
Stock issued on partial conversion of
Montgomery convertible debenture	6,877,605	275	106,425								106,700
Stock issued on partial conversion of
Golden Gate convertible debenture	1,927,360	77	33,923								34,000
Fair value of Notes Payable conversion
feature			(3,836)								(3,836)

Zimmers returned penalty shares issued	(3,200,000)	(128)	(679,872)								(680,000)

Amortization of unearned
compensation					1,105						1,105
Options issued under FASB 123R			1,521								1,521
FASB 123R options forfeited			-98								(98)
Reclassification of outstanding
warrants to liability due to potential
shortage of authorized shares											-
Comprehensive income				(33,736)							(33,736)
Prepaid consulting less amortization of
financing fees										83,333	83,333
Net loss for the quarter						(1,117,460)					(1,117,460)
Balance, June 30, 2008	129,583,286	4,953	11,756,295	30,202	(5,555)	(18,276,617)	-	(297,539)	-	-	(6,788,261)